Exhibit 12.1

	February 3,	January 28,	January 29,	January 31,	February 1,
	2007	2006	2005	2004	2003
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
			(in millions of dollars)
Earnings:
Earnings before tax expense	$1,748	$1,525	$286	$739	$1,950
Fixed charges	870	895	950	983	1,000
Capitalized interest	(13)	(7)	(5)	(5)	(5)

Pre-tax earnings before fixed charges	$2,605	$2,413	$1,231	$1,717	$2,945

Fixed charges:
Interest	$501	$518	$562	$609	$624
Portion of rental payments deemed to be interest	370	377	388	374	376

Total fixed charges	$871	$895	$950	$983	$1,000

Ratio of earnings to fixed charges	3.0	2.7	1.3	1.7	2.9